UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.3)

Under the Securities Exchange Act of 1934

Whitney Information Network, Inc.

------------------------------------------

(Name of Issuer)

COMMON STOCK, No par value per share

-------------------------------------

(Title of Class of Securities)

966621104

---------

(CUSIP Number)

Murray A. Indick

Prides Capital Partners, L.L.C.

200 High Street, Suite 700

Boston, MA 02110

(617) 778-9200

-------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2007

-----------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 966621104	SCHEDULE 13D

-----------------------------------------------------------------------

1. NAME OF REPORTING PERSON

Prides Capital Partners, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-0654530

-----------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []
(b) ☒

-----------------------------------------------------------------------

3. SEC USE ONLY

-----------------------------------------------------------------------

4. SOURCE OF FUNDS*

See Item 3

-----------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

-----------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

-----------------------------------------------------------------------

7. SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8. SHARED VOTING POWER
1,731,100**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER
1,731,100**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,731,100**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7%**

-----------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

  OO ( Limited Liability Company)

-----------------------------------------------------------------------

** See Item 5

CUSIP NO. 966621104	SCHEDULE 13D

-----------------------------------------------------------------------

1. NAME OF REPORTING PERSON

Kevin A. Richardson, II

-----------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

-----------------------------------------------------------------------

3. SEC USE ONLY

-----------------------------------------------------------------------

4. SOURCE OF FUNDS*

See Item 3

-----------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

-----------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

-----------------------------------------------------------------------

7. SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8. SHARED VOTING POWER
1,731,100**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER

1,731,100**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,731,100**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7%**

-----------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

  IN

-----------------------------------------------------------------------

** See Item 5

CUSIP NO. 966621104	SCHEDULE 13D

-----------------------------------------------------------------------

1. NAME OF REPORTING PERSON

Henry J. Lawlor, Jr.

-----------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

-----------------------------------------------------------------------

3. SEC USE ONLY

-----------------------------------------------------------------------

4. SOURCE OF FUNDS*

See Item 3

-----------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

-----------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7. SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8. SHARED VOTING POWER
1,731,100**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER
1,731,100**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,731,100**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7%**

-----------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

  IN

-----------------------------------------------------------------------

** See Item 5

CUSIP NO. 966621104	SCHEDULE 13D

-----------------------------------------------------------------------

1. NAME OF REPORTING PERSON

Murray A. Indick

-----------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

-----------------------------------------------------------------------

3. SEC USE ONLY

-----------------------------------------------------------------------

4. SOURCE OF FUNDS*

See Item 3

-----------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

-----------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7. SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8. SHARED VOTING POWER
1,731,100**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER
1,731,100**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,731,100**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%**

-----------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

  IN

-----------------------------------------------------------------------

** See Item 5

CUSIP NO. 966621104	SCHEDULE 13D

-----------------------------------------------------------------------

1. NAME OF REPORTING PERSON

Charles E. McCarthy

-----------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

-----------------------------------------------------------------------

3. SEC USE ONLY

-----------------------------------------------------------------------

4. SOURCE OF FUNDS*

See Item 3

-----------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

-----------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7. SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8. SHARED VOTING POWER
1,731,100**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER

1,731,100**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,731,100

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7%**

-----------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

  IN

-----------------------------------------------------------------------

** See Item 5

CUSIP NO. 966621104	SCHEDULE 13D

Item 1. Security and Issuer

----------------------------

This Amendment No. 3 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on September 7, 2007 by Prides Capital Partners, L.L.C. a Delaware limited liability company, Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, and Charles E. McCarthy. This amendment to the Schedule 13D relates to the shares of Common Stock, No par value per share (the “Common Stock") of Whitney Information Network, Inc., a Colorado corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 1612 East Cape Coral Parkway, Cape Coral, Florida 33904. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

----------------------------------

On November 15, 2007, the Reporting Persons sent a letter to the Issuer (Exhibit B). In the letter, the Reporting Persons withdrew their prior designation of Mr. Michael Blitzer as a director and designated Mr. Murray Indick, a partner of Prides Capital, to the board of directors.

CUSIP NO. 966621104 SCHEDULE 13D

Item 5. Interest in Securities of the Issuer

---------------------------------------------

(a),(b) According to the Issuer’s 8-K filed on August 24, 2007, there were 11,738,100 shares of Common Stock issued and outstanding as of June 30, 2007. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 1,731,100 shares of Common Stock, representing 14.7% of common stock outstanding, held by Prides Capital Partners, L.L.C. Voting and investment power concerning the above shares are held solely by Prides Capital Partners, L.L.C.

Although Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, and Charles E. McCarthy are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

(c) During the last 60 days, the Reporting Persons have not engaged in any purchase or sales.

Item 7. Material to be Filed as Exhibits

-----------------------------------------

Exhibit A	Joint Filing Undertaking
Exhibit B	Letter Designating Director

CUSIP NO. 966621104 SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2007

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick

------------------------

Murray A. Indick

Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

Henry J. Lawlor, Jr.	Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	By: Murray A. Indick
Attorney-in-Fact	Attorney-in-Fact

CUSIP NO. 966621104	SCHEDULE 13D

Exhibit A
JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: November 15, 2007

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick

------------------------

Murray A. Indick

Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

Henry J. Lawlor, Jr.	Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	By: Murray A. Indick
Attorney-in-Fact	Attorney-in-Fact

November 15, 2007

Whitney Information Network, Inc.

c/o Russell A. Whitney, Ronald Simon, Rick Cardin

1612 Cape Coral Parkway East

Cape Coral, FL 33904

VIA FACSIMILE/ELECTRONIC MAIL

Gentlemen:

Prides Capital, which continues to own in excess of 1.7 million shares of Whitney Information Network, Inc. (“the Company”), has read the securities filings made by the Company last week, including the specific findings by the Special Committee of the Board of Directors detailing serious, long-standing misconduct by Mr. Whitney, Mr. Simon, and others, and certain matters that are apparently still under consideration by the Board of Directors.

As a result, we are withdrawing our prior designation of Mr. Michael Blitzer to the Board of Directors. We are, instead, exercising our contractual rights and rejoining the Board of Directors effective immediately. Our rights are set forth in legally binding documentation from December 2005, have previously been summarized and discussed with you, and will not be re-stated here in the interest of brevity.

Our firm hereby designates Murray Indick as a director of the Company. Mr. Indick is a partner of our firm and also acts as the firm’s general counsel. He presently serves as a director of QC Holdings, Inc. and Ameritrans Capital Corporation, two other public companies. He is a graduate of the University of Pennsylvania (1981) and the Georgetown University Law Center (1984).

We expect Mr. Indick to receive, effective immediately, any and all board communications and to be a participant in all meetings of the board of directors. You are on notice of our position that no board action can or should be taken without Mr. Indick’s participation.

We are prepared to work with the Company to issue a press release concerning Mr. Indick joining the board of directors, and he should be contacted directly. We will also promptly file this letter and amend our securities filings.

Sincerely,

/s/ Kevin A. Richardson, II

Kevin A. Richardson, II

cc: Marie Code, Esq.
Mr. Michael Blitzer